MAIL STOP 3561

July 1, 2005
Peter Dodge, President
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074

      Re:	Stone Mountain Resources, Inc.
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed June 2, 2005
   File No. 333-123735

Dear Mr. Dodge:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We reiterate our prior comment 2 contained in our letter dated
May
4, 2005. In addition to the points expressed in that comment, we are of the view that your company`s disclosure describes the nature of and the definition of a blank check. See, for example, the disclosure in most of and especially the final paragraph of the seventh risk factor and the final sentence in the tenth risk factor.

Furthermore, we note the recent transactions involving Chubasco Resources Corp., with which Scott Young was the sole officer and director at the time of effectiveness of that SB-2 in February, 2005, which has since become Relationserve Media as a result of a merger on
June 10th of this month. Chubasco Resources claimed to be in "the business of mineral exploration...and not a blank check company as defined in Rule 419...."

For these reasons, it appears that your registration statement should be revised in accordance with the provisions of Rule 419 of Regulation C.

Summary Financial Data

2. Please disclose the date of inception.

Management`s Discussion and Analysis

3. In prior comment 15 dated May 4, 2005, we asked that you add a discussion that addresses the company`s liquidity as of the latest balance sheet date and include working capital requirements for the next 12 months and that you consider other significant working capital requirements, including the property option payments due beginning February 2006 and the earnings costs mandated by the Midas
Agreement, and address how management expects to meet such obligations. Please provide this disclosure. In addition, we note that you have $3,836 in cash as of May 31, 2005 but that you still owe approximately $5,657 in offering expenses. Please advise from where these funds will come and reconcile the offering expenses of $12,500 on page 7 with the amount listed in Part II.

Description of Business

4. We note the 2003 report by Dr. John Dorba. Please provide a more current report and supplementally provide the staff with a copy of it and the 2004 Fraser Institute study.

5. Delete as overly promotional your statement in the first paragraph that gold prices are predicted to trend upward over the next five years.

   Portfolio Approach

6. Please define "junior capital markets" and disclose whether you intend to list on the TSX Venture Exchange. Substantiate the disclosure regarding funding for junior mining companies on the TSX
Exchange between 2002 and 2004.

CAB Claims

7. Please provide the disclosure required under Guide 7(b)(4)(i) and
(ii).  See prior comment 23 dated May 24, 2005.

8. Please disclose how you propose to conduct mining work as it does
not appear you have any employees or equipment.  See prior comment
25
dated May 24, 2005.

9. Please update the dates for beginning and completing Phase I -
III.

10. We note the disclosure on page 12 under Phase I that you acquired
"the results of significant previous exploration programs."
Please
elaborate.

Management

11. Indicate the date of the "next annual meeting."

12. We note the various companies listed under Mr. Dodge`s business description. Disclose the roles he served at each and the business of each.



Available Information

13. Update the Commission`s address:  100 F Street, NE, Washington
DC
20549.

Experts

14. We repeat our prior comment 39 in view of the information in Note
7 of the financial statements under Contracts and Agreements.

Part II

Item 26.  Recent Sales of Unregistered Securities

15. Please confirm that the shares offered pursuant to Rule 506 were made to investors that the company either knew or reasonably believed to be sophisticated.

Signatures

16. Please have your principal accounting officer sign in that capacity.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the accounting comments may be directed to Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	Gregg E. Jaclin, Esq.
	Fax: (732) 577-1188

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Stone Mountain Resources, Inc.
Mr. Peter Dodge
July 1, 2005
Page 1